SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number

1-6699

Employees’ Voluntary Investment and Savings Plan
of International Multifoods Corporation

110 Cheshire Lane, Suite 300
Minnetonka, Minnesota 55305

(Full title and address of plan)

International Multifoods Corporation

110 Cheshire Lane, Suite 300
Minnetonka, Minnesota 55305

(Name of issuer and address of principal executive offices of issuer)

EMPLOYEES’ VOLUNTARY INVESTMENT
AND SAVINGS PLAN OF
INTERNATIONAL MULTIFOODS CORPORATION

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for benefits of the Employees’ Voluntary Investment and Savings Plan of International Multifoods Corporation (the “VISA Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the VISA Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VISA Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
May 23, 2003

EMPLOYEES’ VOLUNTARY INVESTMENT
AND SAVINGS PLAN OF

INTERNATIONAL MULTIFOODS CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value:
International Multifoods Corporation common stock	$8,017,745	$19,768,985
Cash and common trust funds	9,184,684	9,311,798
Mutual funds	12,174,148	35,053,813
Participant loans	323,687	1,633,569
	29,700,264	65,768,165

Receivables:
Accrued investment income	767	1,231
Employer contribution	33,976	69,359
Participant contribution	62,650	177,110
Total receivables	97,393	247,700
Net assets available for benefits	$29,797,657	$66,015,865

See accompanying notes to financial statements.

EMPLOYEES’ VOLUNTARY INVESTMENT

AND SAVINGS PLAN OF

INTERNATIONAL MULTIFOODS CORPORATION

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:
Investment income (loss):
Net depreciation in fair value of investments	$(11,754,629)	$(1,117,815)
Interest	305,101	432,380
Dividends	150,149	165,109
	(11,299,379)	(520,326)
Contributions:
Participant	4,582,476	5,378,984
Rollover	2,417,953	883,561
Employer	1,676,078	2,140,354
	8,676,507	8,402,899
Total additions (reductions)	(2,622,872)	7,882,573

Deductions:
Transfers to other plan due to sale of subsidiary (note 7)	28,437,344	—
Distributions	5,073,548	4,727,474
Administrative expenses	84,444	76,171
Total deductions	33,595,336	4,803,645
Net increase (decrease)	(36,218,208)	3,078,928

Net assets available for benefits:
Beginning of year	66,015,865	62,936,937
End of year	$29,797,657	$66,015,865

See accompanying notes to financial statements.

EMPLOYEES’ VOLUNTARY INVESTMENT
AND SAVINGS PLAN OF
INTERNATIONAL MULTIFOODS CORPORATION

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Description of the VISA Plan

The following brief description of the Employees’ Voluntary Investment and Savings Plan of International Multifoods Corporation (the “VISA Plan”) is provided for general information purposes only. For more complete information about the VISA Plan’s eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary Plan Description.

The VISA Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees (“Participants”) with additional retirement income. Salaried employees as well as certain hourly employees of International Multifoods Corporation (the “Company”) and participating subsidiaries are eligible for the VISA Plan after six months of qualifying service. The VISA Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code. Prior to April 1, 2001, the VISA Plan qualified as an Employee Stock Ownership Plan (“ESOP”) under Section 4975(e) of the Internal Revenue Code. Effective April 1, 2001, the VISA Plan was restated to discontinue the designation of the plan as an ESOP.

The Company and its participating subsidiary corporations (the “Employer”) absorb a major portion of the administrative costs of the VISA Plan including audit, accounting and legal fees. The operational expenses of each investment fund (commissions or other transaction costs, investment management fees, etc.) are paid out of that fund and reduce its rate of return. The VISA Plan also allows certain other administrative expenses (recordkeeping fees, disbursement fees, etc.) to be paid out of the trust and charged against the Participants’ accounts, although the Employer currently pays the majority of such fees and expenses.

Participants may contribute, within limitations specified by the Internal Revenue Code, from 2% to 50% and 2% to 15% of covered pay for 2002 and 2001, respectively. The Employer’s contribution is 50% of the Participant’s contribution with a limit of 3.5% of the Participant’s covered pay, as defined by the plan document. Such matching contributions begin after the Participant has completed one year of service. Participants’ contributions are fully vested. Participants, who are aged 50 or older, are eligible to make additional “catch-up” contributions to the VISA Plan. Catch-up contributions are not eligible for Employer matching contributions.

An employee, whether or not such employee has satisfied the service requirement to become a Participant, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the VISA Plan). Rollover contributions are not eligible for Employer matching contributions.

(2)                                 Accounting Policies

(a)              Basis of Accounting

The VISA Plan’s accounting policies conform to accounting principles generally accepted in the United States of America. The financial statements of the VISA Plan are prepared under the accrual method of accounting.

(b)              Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from these estimates.

(c)               Investment Valuation and Income Recognition

Significant policies related to investments are summarized below:

The fair value of investments in the Company’s common stock is based upon published quotations.

The fair value of investments in common trust funds and mutual funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

(d)              Payment of Benefits

Benefits are recorded when paid.

(3)                                 Participant Loans

The VISA Plan allows Participants to borrow from their account and repay it through after-tax payroll deductions. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their combined before-tax and rollover contributions. Loan transactions are treated as transfers between the investment funds and the Loan Fund. Loan terms range from one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Participant’s account and bear interest at the prime rate plus 2%. Principal and interest payments are paid ratably from each paycheck.

(4)                                 Forfeitures

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company’s contributions to their accounts. However, if terminated Participants are reemployed by the Company within five years of termination, such forfeited nonvested portion of the Company’s contributions is restored to their VISA Plan accounts. Forfeitures to the VISA Plan can be used to cover future Company’s contributions or reinstate previously forfeited amounts to reemployed Participants. Forfeitures to the VISA Plan were $45,053 and $120,296 in 2002 and 2001, respectively.

The company’s contributions vest as shown below:

Participant’s vesting service since joining the Company	Vested percentage
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

If the Participant retires, dies, or becomes totally and permanently disabled, or if the VISA Plan is terminated by the Company, the Participant is vested 100%, regardless of the length of Company service.

(5)                                 Investment Funds

Participants may deposit their contributions in any one of the following investment funds: International Multifoods Stock Fund, Wells Fargo Stable Return Fund, Fidelity Magellan Fund, Vanguard Institutional Index Fund, Vanguard Asset Allocation Fund, T. Rowe Price New Horizons Fund, MetWest Total Return Fund and Janus Worldwide Fund. Contributions can be allocated to funds in increments of 1%. Participant contributions and investment balances can be reallocated at anytime. The Employer’s contribution is invested 100% in the International Multifoods Stock Fund. Participants may reallocate all or a portion of their Employer’s contributions and investment balances at any time after attaining both age 55 and 10 years of VISA Plan participation.

(6)                                 Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the VISA Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Participant accounts, which have not vested, will become vested. Thereafter, full distribution of each fund may be made to Participants by lump sum payment.

(7)                                 Transfers

The Company entered into a Stock Purchase Agreement with Wellspring Distribution Corp. (Buyer), dated as of July 29, 2002, pursuant to which the Company sold to Buyer all of the issued and outstanding stock of Multifoods Distribution Management, Inc., a wholly owned subsidiary of the Company.

As of the closing date of the sale (Closing Date), Multifoods Distribution Management, Inc. and its subsidiaries (the Multifoods Distribution Group) all ceased to be affiliates of the Company and, thus, all ceased to be Participating Employers under the Plan. On September 9, 2002, $28,437,344 consisting of the account balances of all employees of the Multifoods Distribution Group as of the Closing Date (the Affected Employees) was spun off as a separate plan for Multifoods Distribution Group and transferred as part of the sale, to be maintained as a separate plan or merged into another plan existing or created by or at the direction of the Buyer.

(8)                                 Distributions

The VISA Plan provides for the distribution of a Participant’s account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Participants who meet certain qualifications as to age and length of participation in the VISA Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance, as designated by the plan document. Distributions are made by lump sum payment. Distributions from the Company Common Stock Fund of the VISA Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that Participants may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments, which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.

(9)                                 Income Taxes

The Company received a tax determination letter dated June 25, 1996, from the Internal Revenue Service stating that the VISA Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the VISA Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the VISA Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designated and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan has applied for but has not received a new determination letter covering the January 1, 2002 restatement of the Plan.

(10)                          Investments

The following represent 5% or more of the net assets available for plan benefits at December 31, 2002 and 2001:

	Fair value
	2002	2001
International Multifoods Stock Fund:
Nonparticipant-directed	$5,961,206	$15,599,930
Participant directed	2,056,539	4,169,055
	$8,017,745	$19,768,985
Wells Fargo Stable Return Fund	$9,008,303	$9,059,782
Fidelity Magellan Fund	3,930,014	11,728,998
Vanguard Institutional Index Fund	3,003,441	8,596,641
Vanguard Asset Allocation Fund	1,952,489	4,955,267
T. Rowe Price New Horizons Fund	1,570,247	4,602,621

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,754,629 and $1,117,815 in 2002 and 2001, respectively, as follows:

	2002	2001
Mutual funds	$(8,622,747)	$(4,130,377)
International Multifoods Stock Fund	(3,131,882)	3,012,562
	$(11,754,629)	$(1,117,815)

(11)                          Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2002	2001
International Multifoods Stock Fund	$5,961,206	$15,599,930
Short-Term Investment Fund	131,149	198,914
Accrued investment income	570	972
Employer contributions receivable	33,976	69,359
Net assets	$6,126,901	$15,869,175
Changes in net assets:
Contributions	$1,676,078	$2,140,354
Interest	5,333	12,424
Net appreciation (depreciation) in fair value of investments	(2,400,342)	$2,381,594
Transfers to other plan due to sale of business	(7,515,997)	—
Distributions	(1,384,585)	(1,280,276)
Administrative expenses	(16,037)	(16,610)
Transfers to participant-directed investments	(106,724)	(740,592)
Net increase (decrease) in net assets	$(9,742,274)	$2,496,894

(12)                          Party-In-Interest Transactions

The Plan invests in common stock of the Company and in assets managed by the Trustee. These transactions are exempt parties-in-interest transactions under Section 408(b)(8) of the Employee Retirement Income Security Act of 1974.

(13)                          Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

Schedule 1

EMPLOYEES’ VOLUNTARY INVESTMENT

AND SAVINGS PLAN OF

INTERNATIONAL MULTIFOODS CORPORATION

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investments, (No. of shares)	Cost	Current value

Common stock:
*International Multifoods Stock Fund	378,374 shares common stock, par value $0.10 per share	$7,503,249	$8,017,745

Total common stock		7,503,249	8,017,745

Cash and common trust funds:
Wells Fargo Bank Minnesota, N.A.:
*Short-term Investment Fund	176,381 units	176,381	176,381
*Stable Return Fund	263,964 units	8,320,322	9,008,303

Total cash and common trust funds		8,496,703	9,184,684

Mutual funds:
Fidelity Magellan Fund	49,772 units	5,202,649	3,930,014
Vanguard Institutional Index Fund	37,333 units	3,950,407	3,003,441
Vanguard Asset Allocation Fund	108,051 units	2,300,842	1,952,489
T. Rowe Price New Horizons Fund	94,536 units	2,057,735	1,570,247
MetWest Total Return Fund	71,613 units	714,933	666,005
Janus Worldwide Fund	32,741 units	1,678,044	1,051,952

Total mutual funds		15,904,610	12,174,148

Participant loans	323,687 units, interest rates ranged from 6.25% to 11.50%	—	323,687

Total investments		$31,904,562	$29,700,264

*Represents party-in-interest.

See accompanying independent auditors’ report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ VOLUNTARY INVESTMENT AND SAVINGS PLAN OF INTERNATIONAL MULTIFOODS CORPORATION

June 25, 2003	By	/s/ Joyce G. Traver
Joyce G. Traver
Director - Benefits

EXHIBIT INDEX

23                                    Consent of KPMG LLP.

99.1                           Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.